Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address jgallant@graubard.com

June 19, 2015

Ms. Maryse Mills-Apenteng, Esq.

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-Compass Acquisition Corp. Registration Statement on Form S-1 Filed May 11, 2015 File No. 333-204054

Dear Ms. Mills-Apenteng:

On behalf of E-compass Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 8, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Jeff Kauten.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to prior comment 1 and we are unable to concur with your assertion in your response letter dated December 22, 2014 that the private transaction with Mr. Liu’s affiliate should not be integrated with the public offering. Please provide us with a detailed legal analysis specifically addressing whether the dependency of part of the affiliate’s purchase commitment in the unregistered offering upon the amount of securities purchased by certain investors in this registered offering renders Section 4(a)(2) unavailable and causes the registered and unregistered offerings to be part of a unified or integrated offering.

Pursuant to the guidance set forth in Release No. 33-8828, the determination of whether to integrate a private offering with a registered public offering is made “based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Notably, in the case of concurrent public and private offerings, the five factor test set forth in paragraph (a) of Rule 502 under the Securities Act of 1933, as amended, does not apply. See Compliance and Disclosure Interpretations, Securities Act Sections 139.25. Accordingly, the Commission’s guidance focuses solely on the manner in which the investors in the private offering were solicited, rather than on the nature of the financing, when determining whether integration is appropriate.

In this case, the affiliate was not solicited by means of the registration statement. Mr. Liu became interested in the private placement through a substantive pre-existing relationship with the Company, as he has been a director and officer of the Company since its formation, and merely elected to purchase the units through the affiliate, which is an entity wholly owned by him. Furthermore, the affiliate committed to purchase the private placement units prior to the filing of the registration statement (prior even to the first confidential submission of the registration statement), which is the date a general solicitation pursuant to the registration statement may be deemed to have commenced. Although the parties to the transaction have since determined that an affiliate of Richard Xu, rather than Mr. Liu, would purchase the private units, the material facts have not changed (i.e., Mr. Xu has a substantive pre-existing relationship with the Company and the registration statement was not used to solicit his interest in purchasing the units). The fact that the purchase of a certain portion of the private placement units is dependent on the number of investors the Company introduces to the underwriter does not change the manner in which the affiliate’s interest in the Company and the private placement was generated. The Company is not relying in any manner on the information contained in the registration statement as means for promoting the private placement to the affiliate.

Furthermore, in addition to the guidance set forth under Release No. 33-8828, the Squadron, Ellenoff and Black Box no-action letters and the Commission’s “Macy’s” position provide an independent basis to avoid integration of concurrent public and private offerings. See Release No. 33-8828 at n. 126; Compliance and Disclosure Interpretations, Securities Act Sections 139.25. The no-action letters and the “Macy’s” position permit a company to conduct a private placement concurrently with a public offering, as long as the private placement is to a limited number of qualified institutional buyers, institutional accredited investors and key officers and directors of the company. The Commission allows such private placements for policy reasons, and inherent in the Commission’s stance is a recognition that these types of investors do not require the protection that registration provides. As the Executive Chairman of the Board and Chief Executive Officer of the Company, and having participated in the formation of the Company and the structuring of the offerings, Mr. Xu has unparalleled access to the information about the Company and the private placement that would otherwise be disclosed in a registration statement. In addition, Mr. Xu has demonstrated financial sophistication, having previously served as the President of a financial advisory firm and Director of Investment Banking of an investment banking and securities broker-dealer, among other positions. The affiliate making the purchases, as an entity wholly-owned by Mr. Xu, should be deemed to stand in Mr. Xu’s shoes for the purposes of this analysis. Accordingly, the affiliate is in an ideal position to assess the risks and make an investment decision with respect to the private placement and falls within the category of investors contemplated by the no-action letters and the Commission’s “Macy’s” position.

For the foregoing reasons, we respectfully continue to believe that the affiliate’s purchase of the private placement units should not be integrated with the registered public offering and that Section 4(a)(2) remains an available exemption for the private placement.

2.	Please tell us, and revise your disclosure throughout to clarify, whether the underwriter may purchase any of the units being offered if the condition requiring that $10,000,000 of the units being offered are purchased by investors introduced by you to the underwriter is not met. In this regard, we note your statement that you will be required to pay the underwriter an additional $0.15 per unit, or an aggregate of $300,000 on up to 2,000,000 units, if you do not introduce any investors to the underwriter to satisfy this requirement. Please include risk factor disclosure as warranted.

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The underwriter will not purchase any units being offered for its own account if the Company fails to satisfy the condition requiring that $10,000,000 of the units are purchased by investors it introduces to the underwriter. Instead, the underwriter will sell such units to other of its clients. We have revised the disclosure in the Registration Statement on pages 4 and 90 to reflect the foregoing. We respectfully do not believe that risk factor disclosure is warranted, however, because the additional commissions that would be paid by the Company to the underwriter upon failure of the Company to satisfy this condition will come from the additional private units that the affiliate of Mr. Xu will purchase as described in the Registration Statement.

3.	Please update your financial statements through March 31, 2015. Refer to Rule 8-08 of Regulation S-X.
We have updated the financial statements through March 31, 2015 as requested.

Use of Proceeds, page 32

4.	We note that Lodestar Investment Holdings I LLC, loaned an additional $50,000 to the company in April 2015. Please revise to file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We have filed the promissory note governing the above-referenced additional loan with Amendment No. 1 to the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Richard Xu

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